FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: July12, 2004	By:	/s/ WANG YONGJIAN
	Name:	Wang Yongjian
	Title:	Chairman of the Board

Exhibit Index

a.	An announcement of change in directorship of Sinopec Beijing Yanhua Petrochemical Company Limited, published on newspapers on July 12, 2004.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Beijing Yanhua Petrochemical Company Limited

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 325)

CHANGE IN DIRECTORSHIP

The board of directors (the “Board”) of Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) hereby announces that Mr. Du Guosheng has resigned as Executive Director and Chairman of the Company with effect from 10 July 2004 due to change of job duties. Mr. Wang Yongjian, a Non-Executive Director, has been re-designated as Executive Director and will assume the role of Chairman of the Company with effect from 10 July 2004. Mr. Du confirmed that there is no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Wang Yongjian, aged 44, joined Sinopec Group Beijing Yanshan Petrochemical Company Limited (“Yanshan Company”) in 1982 and has served in various capacities including Director of Chemical Product Unit and General Manager of Yanshan Company. Mr. Wang graduated from the East China Petroleum Institute and has a Masters in Business Administration degree from Dalian University of Science and Technology.

Mr. Wang has not entered into any service contract with the Company and was elected to be a Director at general meeting of the Company in accordance with the Company’s Articles of Association. His current term of office will expire in June 2006. Mr. Wang will be entitled to receive a director’s emolument as determined by the Board from time to time and subject to approval by the shareholders at general meeting. As at the date of this announcement, Mr. Wang is independent of and not connected with the promoters, directors, supervisors, chief executive, substantial shareholders of the Company or their respective associates (within the meaning of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) and does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

The Board would like to take this opportunity to thank Mr. Du for his contribution to the Company during his service with the Company.

By Order of the Board
Zhou Quansheng
Company Secretary
10 July 2004
Beijing, the People’s Republic of China

As at the date of the announcement, the Board of Directors comprises of the following:

Executive Directors: Mr. Wang Yongjian (Chairman), Mr. Yang Qingyu (Vice-chairman), Mr. Xu Hongxing

Non-executive Directors: Mr. Wang Yuying, Mr. Wang Ruihua, Mr. Cui Guoqi, Mr. Xiang Hanyin

Independent non-executive Directors: Mr. Zhang Yanning, Mr. Liu Haiyan, Mr. Yang Xuefeng

Please also refer to the published version of this announcement in the South China Morning Post.